Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 3, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

[The following excerpt is from an interview at the Credit Suisse Technology Conference on December 2, 2020]

Credit Suisse Technology Conference

2020-12-02

COMPANY PARTICIPANTS

Brad Zelnick—Credit Suisse Securities (USA) LLC, Managing Director, Software Equity Research

Mark J. Hawkins—salesforce.com, inc., President, Chief Financial Officer & Member of the Executive Committee

QUESTION AND ANSWER SECTION

Question – Brad Zelnick: And I guess my question in that for you and you’ve had a fantastic run. As you look back at your time at Salesforce and to Marc Benioff’s point that he’s made several times in the past. He often talks about people underestimating or rather overestimating what can happen in the near term, but underestimating the long-term. If you reflect back now on your seven or so years I think it was at Salesforce, what do you think was most underestimated around the time that you joined the company? And then, if you think about that and then instead think about maybe 7 or 10 years from now when I’m perhaps sitting down with your successor, what do you think that person might say as we think back to today?

Answer – Mark J. Hawkins: …I think they’re going to look at companies who can deliver that and I think they’re going to look at companies that can help them manage in an increasingly refined and complex digital world. And that’s where I think Slack comes in with the integration layer. It’s like – if you ever played hockey, Brad, it’s like you don’t go to where the puck is, you go to where the puck is going to be. And we think the engagement, the modern way to engage, to collaborate, to integrate is going to be an increasingly important paradigm in a digital economy. So I’m excited about that. Obviously, we’re committed to that, but those are a few things I would call out.

Question – Brad Zelnick: Slack. So just given the large price tag, it seems like the company is confident that Slack is really going to be able to fulfill and complete perhaps Marc’s vision of a social enterprise and be that front-end UI for Salesforce clouds and other enterprise apps and workflows. But I mean again, this is not an insignificant multiple that you’re paying of just about any metric you look at. What underpins your confidence? I know you spoke a bit about this at the open (12:22) in terms of...where the world’s going.

Answer – Mark J. Hawkins: Yeah.

Question – Brad Zelnick: But we’d love to hear specific to you, what gives you the confidence?

Answer – Mark J. Hawkins: For sure. And a great question. And let me just say this that when we look at Slack, I think there’s a lot of parallels with MuleSoft. And you’ll remember because a lot of us in this community have been together for a long time and when we first announced MuleSoft, the discussion was hang on, let’s take a look at help me get a sense of the price, help me understand like why are we doing this. And we – if you remember our discussion, its back to the values, drive value. We look to customers, we did a world tour and we do quantitative feedback with our customers. The number one thing they asked for as they continue to try to drive digital modernization, digital transformation was to increase the clock speed of their transformation by unlocking data. They needed better data integration. And the reality of it was as soon as we got back, we immediately jumped on MuleSoft. That was the reality of that.

But if you remember the narrative is like wait a minute, hang on for a second. Help me with the price, so on and so forth and a year later, we’ll let the results kind of speak for themselves. And as you know, we’ve had the feedback, we’ve got from investors and we’d always want to be grounded. We always – you’ve heard me say a thousand times better, better, never done, we can always be better, but in big M&A we’ve actually done pretty well, if you look at ExactTarget, Demandware, MuleSoft, Tableau, and we have a lot of excitement about this particular offering.

Let’s go deeper into that in terms of the way I have confidence on this.

I can tell you Brad, in my experience that I can – over four decades in technology, so many deals I’ve seen somebody it looks like this. Okay. We have a great product. We can go wall to wall with this product. We can evolve this product. We have ideas to innovate this product to make it even better. In its own right and it’s under-distributed. And with that shift alone with, I’m going to give our sales team a compliment, the super powers of our enterprise distribution team, which I think most people say is one of the best in the industry, we immediately let that self-service capability nurture and carry on and perpetuate and that’s kind of the engine for growth today for Slack. But we give it an instant boost with our enterprise capability. That is exciting. I’ve seen M&A in different environments, justified alone by a better distribution capability, let alone refining the product strategy of, call it, a standalone business. But that’s not the full story for Salesforce.

The second part of that story is what does that do in terms of from a product standpoint. Well, from the product for Salesforce standpoint, we’re literally going to use a Slack to help with every – the integration engagement with every single cloud we have with Salesforce. And so – and to benefit from the workflow and all the things that that modern collaboration communication can do. That’s for us. We’re also going to be working with that product to help that product be better for everybody. It’s just in the same way we do with MuleSoft. So I think the opportunity to get synergy in multiple places gives us the confidence that this is a very, very strategic thing.

The third point I would say to you and you touched on it right is, again, I don’t know how many people play hockey, but you don’t follow where the puck is, you go to where the puck is going to be if you want to be great. And that is what my boss has done for 21 years and has a great track record of it. That’s what we want to do and in some ways, we think that this is arguably the most strategic acquisition we’ve ever done. If you had a view of Marc’s vision and you can only imagine the optionality we have with us. So that’s what I would say.

Question – Brad Zelnick: Appreciate that Mark. I was chatting similarly with another C-level executive from another great cloud software company yesterday. And on the notion of build, buy or partner, the lens through which most of these decisions are made. It was interesting to hear this person say that acquisition, sometimes it makes a lot of sense. But that’s the – that is the last option that we pursue. We will obviously look to partner or to build if we can. And this is a question that even since yesterday and last week, when the news seemed to leak was, why buy versus partner?

Answer – Mark J. Hawkins: Sure.

Question – Brad Zelnick: I mean, this is a pretty significant price tag. You referenced MuleSoft at about $6.5 billion versus the $28 billion. I mean, we’re talking about a whole different scale. The stakes are higher. What can you do differently versus what they were able to do on their own and how is this asset really better together?

Answer – Mark J. Hawkins: Yeah. Yeah. I think there’s so many parallels with MuleSoft. I’d grant you the price difference for sure. And obviously, this is a significant amount of money even just – it just is. And obviously, we’re excited about it. We are willing to place bets on the future on behalf of our customers to be successful.

So from my standpoint, I think the – if we want to realize the full value of where we think this pencils out is to have a partnership; it’s going to be hard to do that and fully bring the full power of our enterprise software distribution capability to take that business to a different spot like we have with other companies. Okay. And to do that and be able to achieve all the value we can for our shareholders without owning it, number one.

Number two in terms of what we want to do from a product standpoint, again, I’m going to leave that to Marc and Bret to talk about. I don’t want to get ahead of people in terms of more detailed product vision. But we have very distinct thoughts about how we can add unique value and create a unique asset. And by the way, world-class assets only trade once. They’re gone. This is the best asset in the collaboration communication space. And we look forward to talking about that story as judged by the customer, not about marketecture (19:06), not about people bundling stuff and adding it on for free or whatever about what is the customer want and how can we help them. And how can we – I’ve always felt that if you have an imaginative understanding of the customer need, that’s where magic happens. We listen to them. We have imaginative understanding what they need and then we go deliver it. And that’s hard to do through a partnership alone. Owning it is a different story. And I think it’s a big investment. We’re a big company now. We’re substantially bigger than we were with MuleSoft.

I will end this point by saying with conviction. We’ve taken – and I want to bring this is an important point, Brad. In 2014 we made 8.9% operating margin. I said we’re going to make more. Last quarter we just reported, it was 19% plus; the prior quarter, it was over 20%. We’ve taken a company that is guided at roughly $21 billion to finish. But all the way along that what have we done? We’ve taken assets that are, what, they’ve been dilutive, a lot of them have lost money, a lot of them are getting started. And what have we done? We’ve taken them and we’ve made them better and we still raise the full tide of the company, as we invest in what the customer wants and we build out a position in a market that’s the biggest TAM, it’s one of the most attractive TAMs in enterprise software where we have the pole position and we’re competitively separating.

I mean, look at the Gartner data. It’s not my data. What do you think happened last quarter? What do you think our guide implies? What do you think our guide next year implies? 21 years of not missing a quarter of gaining and progressing and yet we have tons of room to run. To do a generational company opportunity, you have to be both organically innovate and inorganically innovate, and then you have to execute. And we’ll let the math talk about the execution. Can we be better? Of course. But we’re coming from a position of strength with this. We are super excited to invest on behalf of our customer. And we see this with a lot of optionality of which I’ll leave it to Marc and Bret to talk about how far they want to go there.

Question – Brad Zelnick: And that’s how I think about my own team and my own organization. But maybe if I could come back to Slack in the process, I think that was – when I’d already asked you before about why not partner and why acquire. But I think the other question that investors are grappling with is why now.

Answer – Mark J. Hawkins: Sure.

Question – Brad Zelnick: Especially in light of Marc’s comments in August. I mean, that was only a few months ago...

Answer – Mark J. Hawkins: Yeah.

Question – Brad Zelnick: What was so compelling as we’re still integrating and digesting and there’s a lot of greatness to come with Tableau, like why was now the time? Valuations seem very rich by just about any lens I look at them. How would you answer that?

Answer – Mark J. Hawkins: Here’s what I would say to you. You know what’s kind of interesting is when people think of M&A, they can have a great strategy, they can have a great vision in a way out. They can sequence in their mind perfectly what they want to do, but the world doesn’t actually work that way. If there’s one thing we’ve learned in COVID is how fast the world can change. For sure, we’ve all learned that this year, if we didn’t already know it. Keep in mind when this came together, I don’t – I think it’s clear, but hopefully I’ll be clear with everybody. Bret Taylor, who’s an amazing executive, has had a longstanding north of a decade, probably close to two decade relationship with Stewart Butterfield. They are friends. They’ve known each other. They’ve grown up as some of the most successful executives in Silicon Valley and that’s saying something. And when they came together with an idea, unique assets, the best assets in the world, trade when they trade, they come up when they come up. They come up when there is the possibility for something to happen. And if you want, that trade doesn’t happen twice. You don’t get to control like, okay, look, this is my plan. It’s like my – it’s kind of like my calendar, Brad. I think I know what I’m doing for the day. But guess what, I deal with lots of different incoming every single hour, and I’m sure you do, too.

Question – Brad Zelnick: I’m so glad you and I are both here.

Answer – Mark J. Hawkins: Yeah, exactly, Brad. Exactly. And so what I would say to you is that unique opportunity came up. That vision was presented to Marc. Marc is like, oh my God, like, that is amazing and then things started to happen. And so remember, what Marc said. Marc said what he said. And they say, hey, I have to keep a beginner’s mind also at the very end. And I – keep that, look, we’re driven to make sure that we’re doing something that’s going to create a generational company, take care of our customers and win values drive value. And it turns out, over long periods of time, there’s been a lot of value created. I understand. And I feel accountable for every quarter. But it’s the short-term and the long-term that one has to focus on. So that’s what I would say. There’ll be a proxy that’ll show all the detail of that you can imagine. It would not be – it’d be best to just basically let that show the tick tock of it. But think about two amazing executives coming together, an opportunity surfaces for an asset that’s going to trade and boom. We seize the moment. That’s what I would say.

Question – Brad Zelnick: Might we see something in there that would suggest that this was either defensive or competitive and why not have a typical go shop provision in the merger agreement?

Answer – Mark J. Hawkins: Here’s what I would say. If we abstract away from the short term, in the end, you know what’s going to determine the success of this great acquisition. It’s going to be the customer, it’s going to be the reception, it’s going to be our creativity to show optionality that maybe everybody’s now thinking about. And like I say, there’s two big camps of opportunity to really have this pencil out in a big way. And we’re confident it’s going to. And we come from a decision of (33:23) experience on this. And I would say, Brad, I’ll be the first one to say there’s a test at the end, there always is, right?

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.